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                                                                    EXHIBIT 20.1

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                       PRESS RELEASE
                       FOR IMMEDIATE
                       RELEASE
                       CONTACT:
[REMINGTON LOGO]       STEVEN J.
                       CRAIG
                       SR. VICE
                       PRESIDENT
                       (214)
                       210-2675
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                     REMINGTON OIL AND GAS CORPORATION AND
                  PHILLIPS PETROLEUM COMPANY SETTLE LITIGATION

     Dallas, TX, May 22, 2001, -- Remington Oil and Gas Corporation (NASDAQ NMS:
ROIL and PCX symbol REM.P) announced it has settled all litigation with Phillips Petroleum Company (NYSE: P) and acquired Phillips' Net Profits Interest in Block 89, South Pass Area, offshore Louisiana. In consideration for the settlement and assignment of the net profits interest, Remington will pay Phillips $21.25 million in cash and issue Phillips up to 1,189,343 shares of Remington stock.

     Phillips will have the right within the next six months to sell the stock in the open market at prices above $17.867 per share until their net proceeds from the sale are $21.25 million. If the market price is less than $17.867 per share after 31 days following this agreement, Remington will purchase back from Phillips up to 100,000 shares per week at $17.867.

     Through the date of this agreement, Remington has accrued $20.2 million as litigation expense. In the first quarter of 2001, all expenses associated with the net profits interest and associated litigation were approximately $1.0 million net to Remington. This settlement eliminates these expenses in the future.

     Remington Oil and Gas Corporation is an independent oil and gas exploration and production company headquartered in Dallas, Texas, with operations concentrating in the onshore and offshore regions of the Gulf Coast.

     Statements concerning future revenues and expenses, results of exploration, exploitation, development and acquisition expenditures, and reserve levels are forward-looking statements. These statements are based on assumptions concerning commodity prices, drilling results and production, administrative and interest costs that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are subject to a wide range of business risks, and there is no assurance that these goals and projections can or will be met. Further information is available in the Company's filings with the Securities and Exchange Commission, which are incorporated by this reference.

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